1Q19 Results 2Q 2020 Results July 28, 2020 Exhibit 3

This presentation contains forward-looking statements. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “should,” “could,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential” and “intend” or other similar words. These forward-looking statements reflect current expectations and projections about future events of CEMEX Holdings Philippines, Inc. ("CHP") based on CHP’s knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve, as of the date such statements are made, risks and uncertainties that could cause actual results to differ materially from CHP’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CHP or its subsidiaries, include, but are not limited to, the cyclical activity of the construction sector; CHP’s exposure to other sectors that impact CHP’s business, such as the energy sector; general political, economic, health and business conditions in the markets in which CHP operates; competition in the markets in which we offer our products and services; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CHP’s ability to satisfy its debt obligations and the ability of CEMEX, S.A.B. de C.V. (“CEMEX”), the ultimate parent company of the major shareholder of CHP, to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior secured notes and CEMEX’s other debt instruments; expected refinancing of CEMEX’s existing indebtedness; the impact of CEMEX’s below investment grade debt rating on CHP’s and CEMEX’s cost of capital; CEMEX’s ability to consummate asset sales and fully integrate newly acquired businesses; achieve cost-savings from CHP’s cost-reduction initiatives and implement CHP’s pricing initiatives for CHP’s products; the increasing reliance on information technology infrastructure for CHP’s invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products and services; the impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to COVID-19, which have affected and may continue to adversely affect, among other matters, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as availability of, and demand for, our products and services; weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods; weather conditions; natural disasters and other unforeseen events (including global health hazards such as COVID-19); and the other risks and uncertainties described in CHP’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CHP’s business. The information contained in these presentations is subject to change without notice, and CHP is not obligated to publicly update or revise forward-looking statements. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CHP’s prices for products sold or distributed by CHP or its subsidiaries. Copyright CEMEX Holdings Philippines, Inc. and its subsidiaries

COVID-19 Pandemic Solid Cement Plant suspended production and delivery of cement products in the third week of March and resumed operations on May 20, in compliance with government regulations. APO Cement Plant remains operational, complying with all government regulations and the necessary hygiene and safety measures. Our second quarter volumes were adversely impacted by quarantine measures nationwide.

Protect the health and safety of our employees and their families, customers, suppliers, and communities We implemented new hygiene and safety protocols to minimize the risk of COVID-19 threats in our operations, in adherence to local health regulations. Intensified internal information campaigns, as the number of COVID-19 cases in the country continues to increase. We continue assisting local government units through manpower support, food, medical and sanitation supplies for front liners and community members.

Serve our customers safely and leverage CEMEX Go Our safety protocols apply not only within our facilities, but also to the trucks and vessels that deliver our products. Our CEMEX Go platform allows us to continue our sales and customer service in a virtual and safe manner. Enabled additional online channels to promote engagement, manage communications, and facilitate transactions with our customers amidst this “new normal”.

Prudently manage our costs and expenses Cost management remains an essential lever within our control during this time of pandemic. Reduce capital expenditures, and budgeted operating expenses for the remainder of 2020. On June 30, 2020, CHP reached an agreement with BDO Unibank, Inc. amending the Term Loan Facility Agreement dated February 1, 2017, entered by and between CHP, as the Borrower, and BDO Unibank, Inc., as the Lender, so that CHP is required to comply with certain financial covenants commencing on June 30, 2021. No other new or revised terms and conditions to the Facility Agreement were made.

Domestic Cement Volumes and Prices Domestic cement volumes decreased by 31% year-over-year during the second quarter and by 30% on a sequential basis. Volume recovery month-on-month in May and June of 2020. On a year-to-date basis, domestic cement volumes decreased by 17% year-over-year, reflecting the impact of nationwide quarantine measures and the Luzon Enhanced Community Quarantine (ECQ) from March 16 until May 31. Domestic cement prices were 6% lower year-over-year during the second quarter and first half of 2020, reflecting declines during the second half of 2019. Sequential change in price reflects changes in geographic mix due to temporary closure of Solid Plant.

-35% Net Sales As a result of lower volumes and prices, net sales decreased, year-over-year, by 35% during the second quarter and by 22% during the first half of 2020. Net Sales1 1 Millions of Philippine Pesos -22%

Private Sector

Construction employment significantly declined year-over-year during the second quarter due to COVID-19 quarantine measures. The ban on construction works imposed during the start of the Luzon ECQ and eventual decline in business activity led to the drop in employment.

Residential sector demand was lower during the quarter as remittances were stifled by global disruptions from COVID-19. Cuts in the key interest rate and stable inflation may offer support but altered consumer behavior and higher unemployment may continue to affect the sector.

The **non-residential sector** was heavily challenged during the period with small businesses filing for temporary and permanent closure as activity significantly slowed down during the ECQ. The retail, hospitality, and tourism sectors were greatly affected by the pandemic, while manufacturing operations and output were subdued. The potential passing of the Corporate Recovery and Tax Incentives for Enterprise Act (CREATE), which aims to reduce corporate income tax from 30% to 25%, could aid businesses on their way to recovery.


Employment in Construction
(M Persons)
YoY %
+13.1%
+5.2%
+3.6%
+7.9%
-2.6%
-33.8%
4.1
4.2
4.0
4.2
4.0
2.8
1-Jan
Apr-19
Jul-19
Oct-19
Jan-20
Apr-20

Sources: Colliers, Department of Trade and Industry, Leechiu Property Consultants, Philippine Statistics Authority

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Public Sector

Disbursements on Infrastructure and Capital Outlays
(in PHP billion)



2019
2020
-29.1%
68
48
-9.3%
50
46
+4.2%
60
62
+41.9%
28
40
-36.7%
62
39
44
75
59
100
82
81
178
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

% *Refers to year-over-year growth*

Sources: Department of Budget and Management, National Economic and Development Authority

During April and May of 2020, **infrastructure cash disbursements** reached Php 79.1 B, representing an 11.9% contraction year-over-year. The decline is mainly attributed to the prolonged ECQ in Luzon and the implementation of stricter quarantine measures in other areas in the country, which likewise affected project implementation of the government.

Meanwhile, infrastructure budget for the year was reduced by 22% to Php 775 B to intensify COVID-19 response.

Despite the budget cut and bottlenecks in execution, the government remains firm on their stance to use infrastructure formation in supporting economic recovery of the country given its strong multiplier effects.

In the last three months, Fitch Ratings, Standard & Poor's, and Moody's Investors Services have affirmed their stable outlook, while the Japan Credit Rating agency upgraded their rating for the Philippines.

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Cost of Sales Cost of sales was at 61% of sales during the first six months of 2020, compared with 59% in the same period of 2019. Postponed all major kiln maintenance to the second half of 2020. Optimized operations of our kilns in APO Plant, as part of working capital initiatives. Total fuel cost was 7% lower year-over-year, while total power cost declined by 24% year-over-year during the first half of 2020 mainly due to the temporary stoppage of Solid Cement Plant and our APO Plant kiln optimization. Power costs also benefitted from lower electricity prices and a one-off rebate from the wholesale electricity spot market in the first quarter of the year. Cost of Sales (% of net sales) Fuel and Power (% of cost of sales)

Operating Expenses Distribution expenses, as a percentage of sales, was at 18% for 6M20. Measures to control distribution expenses limited the increase in our cost to 1.4 percentage points of sales year-over-year despite the significant reduction in sales volumes. Selling and administrative expenses, as a percentage of sales, was at 14% for 6M20. Total cost lower by 11% year-over-year for the first half of 2020. Distribution (% of net sales) Selling and Administrative (% of net sales)

Operating EBITDA and Operating EBITDA Margin Operating EBITDA for the first six months of 2020 decreased by 22% year-over-year. 2Q20 was adversely affected by lower activity due to COVID-19 quarantine measures, as operating EBITDA decreased by 40%. Operating EBITDA margin was at 19% for the first half of 2020, impacted by lower volumes and prices, which were partially offset by cost reduction initiatives and lower absolute distribution expenses. 1 Millions of Philippine Pesos Refers to operating EBITDA margin % Operating EBITDA Variation1 21% 19% 19% 19%

Net Income Net income was at PHP 135 million for the first six months of 2020. Operating earnings were adversely affected by lower activity due to COVID-19 quarantine measures.  Income tax during the first half of the year reflects an increase in deferred tax assets related to Net Operating Loss Carry-Over (NOLCO) and Minimum Corporate Income Tax (MCIT) credits. 1 Millions of Philippine Pesos Net Income1

Free Cash Flow & Guidance 1q19 Free Cash Flow 2Q 2020

Free cash flow after maintenance CAPEX for the first six months of 2020 was at PHP 45 million. Working capital reflected the use of cash as we continued to make payments to suppliers, while payables were lower due to reduced purchases from lower production. Strategic CAPEX for the first half of the year was at PHP 1.95 billion due to our Solid Cement Plant Expansion project. Free Cash Flow

Implemented strict health and safety protocols, and preventive measures to reduce the risk of COVID-19 in our project site. Civil works started again in mid-May, after the easing of Community Quarantine measures in Antipolo, Rizal. Our contractors continue to work on the different buildings and structures of the new line. Expected start of operations under evaluation. Estimated total investment of US$235 million Solid Cement Plant Capacity Expansion

Q&A SESSION 2Q 2020

1Q19 appendix APPENDIX 2Q 2020

Debt Maturity Profile Total Debt: PHP 13,681 Avg. life of debt1: 5.1 years Net Debt to EBITDA2: 2.3x All amounts in millions of Philippine Pesos 1 Based on weighted average life of debt 2 Last 12 months Consolidated EBITDA

Additional Debt Information Note: All amounts in millions of Philippine Pesos, except percentages and ratios 1 U.S. dollar debt converted using end-of-period exchange rates 2 Includes leases, in accordance with Philippine Financial Reporting Standards (PFRS) 3 Based on BDO Loan Facility financial covenants which we are required to comply commencing on June 30, 2021

Definitions 6M20 / 6M19 Results for the first six months of the years 2020 and 2019, respectively PHP Philippine Pesos Pp Percentage points Prices All references to pricing initiatives, price increases or decreases, refer to our prices for our products. Operating EBITDA Operating earnings before other expenses, net, plus depreciation and operating amortization. Free Cash Flow Operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation), Maintenance Capital Expenditures Investments incurred for the purpose of ensuring the company’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies, Strategic capital expenditures investments incurred with the purpose of increasing the company’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs. Change in Working capital in the Free cash flow statements Only include trade receivables, trade payables, receivables and payables from and to related parties, other current receivables, inventories, other current assets, and other accounts payable and accrued expense. Net Debt Total debt (debt plus leases) minus cash and cash equivalents.

Contact Information Stock Information PSE: CHP Investor Relations In the Philippines +632 8849 3600 chp.ir@cemex.com